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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Strategic Diagnostics Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    862700101
                                 (CUSIP Number)

                             William B. Sawch, Esq.
                               PE Corporation (NY)
                     (Formerly The Perkin-Elmer Corporation)

                                  301 Merritt 7
                             Norwalk, CT 06851-1070
                                 (203) 840-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                Page 1 of 4 Pages


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CUSIP No.  862700101

-------- ---------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         PE Corporation (NY) 06-0490270 (Formerly The Perkin-Elmer Corporation)
-------- ---------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      [_]
                                                                (b)      [_]
-------- ---------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------- ---------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

-------- ---------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- ---------------------------------------------------------------------
                          7      SOLE VOTING POWER
          NUMBER OF              876,224
           SHARES
        BENEFICIALLY      ------ ---------------------------------------------
          OWNED BY        8      SHARED VOTING POWER
            EACH                 0
          REPORTING       ------ ---------------------------------------------
           PERSON         9      SOLE DISPOSITIVE POWER
            WITH                 876,224
                          ------ ---------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
-------------------------------- ------ --------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         876,224
-------- ---------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)*                    [_]

-------- ---------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%
-------- ---------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
-------- ---------------------------------------------------------------------


                                   Page 2 of 4
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         This Amendment No. 2 to Schedule 13D relating to shares of common stock, par value $0.01 per share (the "Issuer Common Stock"), of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"), is being filed to report the fact that the Reporting Person has ceased to beneficially own more than 5% of the Issuer Common Stock. Reference is made to the Schedule 13D filed by the Reporting Person (under its former name, The Perkin-Elmer Corporation) with the Securities and Exchange Commission on January 9, 1997, as amended by Amendment No. 1 to such Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on June 30, 2000. Items not included in this Amendment No. 2 are not amended.


Item 5.  Interest in Securities of Issuer.

         (e) It has come to the attention of the Reporting Person that, as a result of an increase in the number of outstanding shares of Issuer Common Stock, the 876,224 shares of Issuer Common Stock beneficially owned by the Reporting Person no longer represent more than 5% of the outstanding shares of Issuer Common Stock and the Reporting Person has no further obligation to update the information contained in this Schedule 13D. The Reporting Person has made this determination based on (i) the number of outstanding shares of Issuer Common Stock as of March 20, 2002, as reported by the Issuer in its Form 10-K for the fiscal year ended December 31, 2001, and (ii) the number of outstanding shares of Issuer Common Stock as reported by the Issuer in its periodic filings made since then. Based on the number of issued and outstanding shares of Issuer Common Stock reported in the Issuer's Form 10-Q for the Issuer's fiscal quarter ended September 30, 2002, the Reporting Person beneficially owns 4.6% of the outstanding shares of Issuer Common Stock.



                                   Page 3 of 4
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  PE CORPORATION (NY)


                                  By:  /s/ William B. Sawch
                                       -------------------------------------
                                  William B. Sawch
                                  Senior Vice President and General Counsel


Dated:  March 19, 2003












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